Exhibit 99.1

NEWS RELEASE

CN Announces US$700 Million Debt Offering

MONTREAL, November 6, 2025 — CN (TSX: CNR) (NYSE: CNI) today announced a public debt offering of US$700 million comprised of US$300 million aggregate principal amount of 4.200% Notes due 2031 and US$400 million aggregate principal amount of 4.750% Notes due 2035. CN expects to close the offering on November 12, 2025, subject to the satisfaction of customary closing conditions.

CN plans to use the net proceeds from the offering to repay at maturity all US$500 million principal amount of its 2.75% notes due in March 2026 and for general corporate purposes, including the repayment of commercial paper.

The debt offering is being made in the United States under an effective shelf registration statement dated April 2, 2024.

The joint bookrunners of the debt offering are: BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC, together with a syndicate that includes BMO Capital Markets Corp., BNP Paribas Securities Corp., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., U.S. Bancorp Investments, Inc., CIBC World Markets Corp., Desjardins Securities Inc., Morgan Stanley & Co. LLC and TD Securities (USA) LLC.

A copy of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting: BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department, Telephone: 1-800-294-1322, Email: dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, c/o Broadridge Solutions, 1155 Long Island Avenue, Edgewood, New York, NY, 11717, Telephone: 1-212-834-4533, Email: prospectus-eq_fi@jpmchase.com or postsalemanualrequests@broadridge.com; RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, New York 10281, Attn: DCM Transaction Management, Telephone: 212-618-7706, Email: TMGUS@rbccm.com; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, Telephone: 1-800-645-3751, Email: wfscustomerservice@wellsfargo.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About CN

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, relating, but not limited to, statements relating to potential debt refinancing as well as with respect to the timing and completion of the proposed debt offering, which is subject to customary termination rights and closing conditions. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes”, “expects”, “anticipates”, “assumes”, “outlook”, “plans”, “targets” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk;; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

Contacts:

Media	Investment Community
Ashley Michnowski	Stacy Alderson
Senior Manager	Assistant Vice-President
Media Relations	Investor Relations
(438) 596-4329 media@cn.ca	(514) 399-0052 investor.relations@cn.ca